

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

May 8, 2009

<u>via U.S. mail and facsimile</u>

Thomas Kirchner, Chief Executive Officer
FalconTarget, Inc.
260 Water Street, #3C
Brooklyn, NY 11201

**RE:     FalconTarget, Inc.**
**Form 10-K for the Fiscal Year Ended June 30, 2008**
**Form 10-Q/A for the Period Ended September 30, 2008**
**Form 10-Q/A for the Period Ended December 31, 2008**
**File No.:  0-50920**

Dear Mr. Kirchner:

        We have reviewed your amended filings along with your supplemental response and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended June 30, 2008</u>

<u>General</u>

1.  We note that you have not responded to our prior comments 1 through 12 of our letter dated April 10, 2009.  Please tell us when you plan to respond to such comments and note that we may have further comments upon review of your response.

Form 10-Q/A for the Period Ended September 30, 2008 and
Form 10-Q/A for the Period Ended December 31, 2008

Item 4.  Controls and Procedures

2.  We note that you have revised your Forms 10-Q to conclude that your disclosure controls
    and procedures are effective as of the end of the period covered by each report.
    Considering that (i) you amended your Forms 10-Q to provide complete disclosures
    required by Item 307 of Regulation S-K, (ii) you state that you "have no formal
    procedures in place for processing and assembling information to be disclosed in [y]our
    periodic reports," (iii) your initial Section 302 certifications did not comply with Item
    601(31) of Regulation S-K, (iv) outstanding comments were not addressed regarding
    your Form 10-KSB, and (v) your disclosure that their were no changes to your disclosure
    controls and procedures during the past quarters, please tell us how you have concluded
    that your disclosure controls and procedures were effective as of the end of the period
    covered by each report.  If you continue to conclude that your disclosure controls and
    procedures were effective, tell us about the factors you considered to support
    management's conclusion.  If you conclude that your disclosure controls and procedures
    were ineffective, revise to indicate this conclusion and disclose your plan to remedy this
    deficiency.

3.  Please revise to disclose any changes in your internal control over financial reporting
    during the last fiscal quarter as required by Item 308(c) of Regulation S-K.

Closing Comments

    As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response.  You may wish to provide us
with marked copies of the amendments to expedite our review.  Please furnish a cover letter with
your amendments that keys your responses to our comments and provides any requested
information.  Detailed cover letters greatly facilitate our review.  Please understand that we may
have additional comments after reviewing your amendments and responses to our comments.

    You may contact Bill Kearns at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services


cc:  Thomas Kirchner
     Via facsimile:  Fax: (561) 910-0015